Exhibit 99.1

TERMINATION AND RESCISSION AGREEMENT

This Termination and Rescission Agreement (this “Agreement”) is dated as of April 21, 2026 (the “Signing Date”), by and among the following parties:

VitaCare Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of TIAN RUIXIANG Holdings Ltd. (“TRX”) (the “Purchaser”);

TIAN RUIXIANG Holdings Ltd., a Cayman Islands exempted company listed on The Nasdaq Stock Market (“TRX”);

Ren talents Inc., as the Seller’s Representative (the “Seller’s Representative”).

RECITALS

WHEREAS, the parties entered into that certain Share Exchange Agreement dated November 4, 2025 (the “Original Agreement”), pursuant to which the Sellers agreed to exchange 100% of their equity interests for 3,211,010 Class A ordinary shares of TRX (the “Exchange Shares”);

WHEREAS, the Original Agreement was formally closed on November 5, 2025, but all Exchange Shares were immediately deposited into an escrow account (the “Escrow Account”) pursuant to Section 3(2) of the Original Agreement and the Escrow Agreement, and remain subject to a performance measurement period;

WHEREAS, as of the date hereof, the performance review for Period One has not been completed, the Exchange Shares have not been Released to the Sellers, and the transaction remains an executory transaction with contingent consideration not finally determined;

WHEREAS, the parties mutually agree that it is in their best interests to rescind the transaction ab initio and restore all parties to their pre-Original Agreement positions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1.	ARTICLE 1 TERMINATION, RESCISSION AND REVERSE CLOSING

1.1 Rescission Ab Initio

Effective as of the Effective Date (as defined below), the Original Agreement is hereby rescinded ab initio. The parties acknowledge that this rescission is intended to restore each party to its legal and financial position immediately prior to the execution of the Original Agreement.

1.2 Reverse Closing

(a) Re-transfer of Target Equity Interests. The Purchaser hereby re-transfers to the Sellers 100% of the equity interests of Ren Talents Inc. held by the Purchaser. The Company shall promptly update its Register of Members to reflect the Sellers as the sole legal and beneficial owners.

(b) Cancellation of Exchange Shares. The parties shall promptly instruct the Escrow Agent to return all 3,211,010 Class A ordinary Exchange Shares held in the Escrow Account to TRX for cancellation. Following cancellation, such shares shall revert to authorized but unissued status.

1.3 Mutual Risk Ring-Fencing

(a) No Assumption by TRX. The Sellers and the Company acknowledge and agree that TRX and the Purchaser shall not assume or have any responsibility for any debts, Taxes, claims, litigation, or compliance liabilities of Ren Talents Inc. or its subsidiaries.

(b) No Assumption by Ren Talents Inc. TRX acknowledges and agrees that Ren Talents Inc. and the Seller shareholders shall not assume or have any responsibility for any debts, Taxes, litigation, compliance breaches, or liabilities related to any Nasdaq delisting risk of TRX.

1.4 Asset Freeze and Interim Covenants

(a) Irrevocable Instructions. The parties shall execute and deliver to the Escrow Agent an irrevocable instruction letter on the Signing Date, directing cancellation of the Exchange Shares as set forth herein, regardless of any hearing outcome.

(b) No Encumbrances. TRX and the Purchaser covenant that, during the period from the Signing Date to the Effective Date, they shall not create or permit any mortgage, pledge, lien, or other encumbrance on any equity or asset, so that the Target Equity Interests are re-transferred on a fully unencumbered basis.

2.	ARTICLE 2 PERFORMANCE WAIVER AND REGULATORY DISCLOSURE

2.1 Waiver of Performance Obligations

The parties agree that the performance testing and earn-out provisions under Section 3.04 of the Original Agreement are terminated immediately. TRX shall not be required to perform any audit or issue any Performance Certificate. The Seller’s Representative, on behalf of all Sellers, irrevocably waives all claims to Period One performance targets and any right to release of escrowed shares.

2.2 SEC Disclosure

TRX shall file a Current Report on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) within four (4) business days after the Effective Date. The disclosure shall state:

“The parties have mutually agreed to terminate the pending share exchange transaction and effect a legal unwind because the conditions precedent to the release of contingent consideration under the Original Agreement have not been satisfied.”

2.3 PRC Regulatory Compliance

The parties shall cooperate to satisfy all applicable reporting obligations to the China Securities Regulatory Commission (the “CSRC”), including filing requirements under applicable Trial Measures.

3.	ARTICLE 3 MUTUAL RELEASE AND GENERAL PROVISIONS

3.1 Mutual Release

Effective as of the Effective Date, each party irrevocably releases the other parties from any and all claims, demands, or liabilities arising out of or related to the Original Agreement or the transactions contemplated thereby, including any “Make-Good” obligations.

3.2 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, U.S.A., without regard to its conflict of laws principles.

3.3 Survival

The risk ring-fencing, release, indemnification, and governing law provisions shall survive any delisting or transfer of TRX from Nasdaq.

4.	ARTICLE 4 EFFECTIVE DATE

Notwithstanding the Signing Date, the parties confirm that this Agreement shall be effective immediately upon execution.

IN WITNESS WHEREOF, the parties have executed this Termination and Rescission Agreement as of the Signing Date.

(Signature pages to follow）

IN WITNESS WHEREOF, the undersigned have executed the foregoing written resolutions and hereby direct that a signed copy of these resolutions be filed with the minutes of the proceedings of the Board of the Company.

VitaCare Limited

By:
Name: PANG HUA
Title: Director

TIAN RUIXIANG Holdings Ltd.

By:
Name: Baohai Xu
Title: Chief Executive Officer

Ren talents Inc.

By:
Name: Ge Zhao
Title: Director